Celeste Murphy, Legal Branch Chief

Office of Life Sciences

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 21, 2021

Re:	MedicaMetrix, Inc.
Offering Statement on Form 1-A
File No. 024-11639

Dear Ms. Murphy,

On behalf MedicaMetrix, Inc., I hereby request qualification of the above-referenced offering statement at 11am Eastern time October 26, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert Rudelius
Robert Rudelius
Chief Executive Officer
MedicaMetrix, Inc.